U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     )

                        WORLD AM COMMUNICATIONS, INC.
                                 COMMON STOCK

                                   98142E409
                                 (CUSIP NUMBER)

                         1400 W. 122nd Ave., Suite 104
                           Westminster, CO  80234


           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                February 8, 2001

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  STEVEN R. VICORY,
Social Security No.:  ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)___________________________________________________________
(b)___________________________________________________________

3.  SEC Use Only:
______________________________________________________________

4.  Source of Funds (See Instructions):  OO
______________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
______________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen
________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  1,500,000
________________________________________________________________

8.  Shared Voting Power:
________________________________________________________________

9.  Sole Dispositive Power:  1,500,000
________________________________________________________________

10. Shared Dispositive Power:
________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,500,000
________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  8.69%
________________________________________________________________

14.  Type of Reporting Person:  IN
________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
________________________________________________________________
________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

World Am Communications, Inc.
Common Stock, $.001 par value
1400 W. 122nd Ave., Suite 104
Westminster, CO  80234

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Steven R. Vicory
(b)  1400 W. 122nd Ave., Suite 104, Westminster, CO  80234
(c)  None
(d)  None
(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Steven R. Vicory agreed to perform certain consulting services for the Issuer in exchange for 1,500,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to, business planning, strategy and marketing. Additionally, Steven R. Vicory assisted the Issuer with public mergers and acquisitions

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Steven R. Vicory acquired 1,000,000 shares of the Issuer on February 8, 2001. Steven R. Vicory acquired an additional 500,000 of common shares of the Issuer on March 22, 2001. After Steven R. Vicory's acquisition of the aforementioned shares of the Issuer on February 8, 2001 and March 22, 2001, such amounts represented approximately 8.69% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                                     /s/  Steven R. Vicory
                                          Steven R. Vicory